UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 3)1

ICTS INTERNATIONAL N.V.
(Name of Issuer)

Common Shares, par value 0.45 Euro per share
(Title of Class of Securities)

N43837108
(CUSIP Number)

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 25, 2008
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. N43837108

1	NAME OF REPORTING PERSON EVEREST SPECIAL SITUATIONS FUND L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 600,697
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 600,697
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 600,697
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.0%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. N43837108

1	NAME OF REPORTING PERSON EVEREST FUND, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 49,225
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 49,225
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 49,225
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.7%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. N43837108

1	NAME OF REPORTING PERSON MAOZ EVEREST FUND MANAGEMENT LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION ISRAEL
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 649,922
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 649,922
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 649,922
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.7%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. N43837108

1	NAME OF REPORTING PERSON ELCHANAN MAOZ
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION ISRAEL
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 649,922
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 649,922
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 649,922
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.7%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. N43837108

The following constitutes Amendment No. 3 (“Amendment No. 3”) to the Schedule 13D filed by the undersigned.  This Amendment No. 3 amends the Schedule 13D as specifically set forth.

Item 3.                  Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The aggregate purchase price, including commissions, of the 600,697 Shares purchased by ESSF is $1,044,674 (including all brokers’ commissions).  The Shares owned by ESSF were purchased with its working capital.

The aggregate purchase price, including commissions, of the 49,225 Shares purchased by Everest Fund is $92,595 (including all brokers’ commissions).  The Shares owned by Everest Fund were purchased with its working capital.

Item 4.                  Purpose of Transaction.

Item 4 is hereby amended to add the following:

On February 25, 2008 the Reporting Persons delivered a letter to the Issuer expressing their frustrations with the Issuer’s lack of communication with stockholders.  The letter stated that the Reporting Persons believe the Issuer should (i) immediately make public such information presented at the annual meeting of stockholders, which took place in Amsterdam on December 19, 2007, (ii) engage in ongoing public communications with stockholders regarding the Issuer’s turnaround plans and any other plans it has for creating value for stockholders and (iii) explain its relationship with the Dutch fund that disclosed a nearly 10% ownership stake in the Issuer in December 2007.  A copy of the letter is attached as exhibit 99.1 hereto and is incorporated herein by reference.

Item 5.                  Interest in Securities of the Issuer.

Item 5(a) is hereby amended and restated to read as follows:

(a)           As of February 25, 2008, ESSF and Everest Fund owned 600,697 Shares and 49,225 Shares, respectively, which constitute approximately 9.0% and 0.7%, respectively, of the 6,672,980 outstanding Shares (based upon the number of Shares that were reported to be outstanding in the Issuer’s Report of Foreign Private Issuer on Form 6-K filed with the Securities and Exchange Commission on December 27, 2007).

MEFM, by virtue of its status as the general partner of ESSF and Everest Fund, and Mr. Maoz, by virtue of his status as a controlling stockholder of MEFM, may be deemed to beneficially own the Shares held by ESSF and Everest Fund.  Consequently, each of MEFM and Mr. Maoz may be deemed to beneficially own 649,922 Shares constituting approximately 9.7% of the outstanding Shares.  MEFM and Elchanan Maoz disclaim beneficial ownership of such Shares except to the extent of their pecuniary interest therein.

CUSIP NO. N43837108

Item 5(c) is hereby amended to add the following

(c)           Schedule A attached hereto sets forth the transactions in the Shares by the Reporting Persons since the filing of Amendment No. 2 to the Schedule 13D.  Unless otherwise noted, all such transactions were effected in the open market.

Item 7.	Material to be Filed as Exhibits.

99.1	Letter to the Board of Directors of the Issuer dated February 25, 2008.

CUSIP NO. N43837108

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 25, 2008	EVEREST SPECIAL SITUATIONS FUND L.P.

	By:	Maoz Everest Fund Management Ltd., General Partner

	By:	/s/ Elchanan Maoz
Elchanan Maoz, Chairman and Chief Executive Officer

EVEREST FUND, L.P.

By:	Maoz Everest Fund Management Ltd., General Partner

By:	/s/ Elchanan Maoz
Elchanan Maoz, Chairman and Chief Executive Officer

MAOZ EVEREST FUND MANAGEMENT LTD.

By:	/s/ Elchanan Maoz
Elchanan Maoz, Chairman and Chief Executive Officer

/s/ Elchanan Maoz
ELCHANAN MAOZ

CUSIP NO. N43837108

SCHEDULE A

Transactions in the Shares Since the Filing of Amendment No. 2 to the Schedule 13D

Shares of Common Stock Purchased	Price Per Share($)	Date of Purchase

EVEREST SPECIAL SITUATIONS FUND L.P.

500	1.9000	01/22/08
500	1.8000	01/22/08
1,000	2.0000	01/25/08
1,000	2.0700	01/28/08
3,400	2.0700	01/29/08
1,000	2.2000	01/31/08
1,500	2.2000	02/07/08
500	2.2000	02/11/08
1,000	1.9500	02/19/08
1,000	1.9700	02/22/08

EVEREST FUND, L.P.

None

MAOZ EVEREST FUND MANAGEMENT LTD.

None

ELCHANAN MAOZ

None